UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 21, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

June 21, 2013

To: Holders of American Depositary Receipts (“ADRs”)

evidencing American Depositary Shares (“ADSs”)

representing ordinary shares of Siemens Akiengesellschaft

Ladies and Gentlemen:

As you may be aware, Siemens Aktiengesellschaft (“Siemens”) is in the process of spinning off 80.5% of the shares in OSRAM GmbH.

Spin-off Mechanics

In the transaction, Siemens, as transferor, will transfer its shares in OSRAM Beteiligungen GmbH (which in turn holds 80.5% of the OSRAM GmbH shares) to OSRAM Licht AG, as transferee, by way of a spin-off by means of assumption under the German Transformation Act (the “Spin-off”). As consideration for the transfer of the spun-off assets, Siemens shareholders will receive, for no consideration, newly issued shares of OSRAM Licht AG according to their proportional shareholding in Siemens. The newly issued shares of OSRAM Licht AG are derived from a capital increase against contribution in kind (contribution of all shares in OSRAM Beteiligungen GmbH into OSRAM Licht AG). The allotment ratio is 10:1 which entitles Siemens shareholders to receive one OSRAM Licht AG share for 10 Siemens shares. Following the Spin-off, OSRAM Licht AG will hold directly and indirectly through OSRAM Beteiligungen GmbH 100% of OSRAM GmbH shares, Siemens will hold 19.5% of OSRAM Licht AG shares and the Siemens shareholders will hold the remaining 80.5% of OSRAM Licht AG shares.

The Spin-off is based on a spin-off and transfer agreement between Siemens and OSRAM Licht AG dated November 28, 2012. The Spin-off was approved by the general meeting of Siemens shareholders on January 23, 2013 and by the general meeting of OSRAM Licht AG shareholders on January 21, 2013.

Following the Spin-off, the shares of OSRAM Licht AG will be listed on the Frankfurt and Munich stock exchanges.

Treatment of Siemens ADR Holders

Holders of Siemens ADRs will not receive any shares of OSRAM Licht AG in the Spin-off. Instead, Deutsche Bank Securities Inc. acting as agent for Deutsche Bank Trust Company Americas, as depositary of the Siemens ADR facility (the “Depositary”), will receive shares of OSRAM Licht AG on behalf of the Siemens ADR holders, sell them upon commencement of the trading of shares of OSRAM Licht AG on the Frankfurt and Munich stock exchanges and distribute the net cash proceeds from the sale to the ADR holders. No ADR program for the shares of OSRAM Licht AG will be created after the Spin-off.

The only way how holders of Siemens ADRs can participate in the Spin-off and receive shares of OSRAM Licht AG is through the withdrawal of their Siemens shares from the Siemens ADR facility in advance of July 5, 2013 (the “Spin-off Record Date”). The amended and restated deposit agreement dated February, 2012 among Siemens, the Depositary and all holders and beneficial owners from time to time of the Siemens ADRs (the “Deposit Agreement”) sets forth the procedure and requirements that must be met in connection with the withdrawal of Siemens shares from the Siemens ADR facility. Holders of Siemens ADRs will be solely responsible for making the necessary arrangements and the payment of fees relating to the withdrawal of Siemens shares from the Siemens ADR facility and the re-deposition of Siemens shares into the Siemens ADR facility after the Spin-off.

The Deposit Agreement is attached as Exhibit (a) to the registration statement on Form F-6 filed with the Securities and Exchange Commission (“SEC”) on February 22, 2012, which is available on the SEC’s website at http://www.sec.gov.

Any requests for the withdrawal of Siemens shares from the Siemens ADR facility should be directed before the Spin-off Record Date to the Depositary at Deutsche Bank Trust Company Americas, 60 Wall Street, New York, New York 10005 USA, Attention: ADR Department, Broker Services Group, Telephone: +1 212 250 9100, Fax: +1 (732) 544-6346.

Information Relating to the Spin-Off

For a list of documents prepared by Siemens and OSRAM Licht AG in connection with the approval of the Spin-off by Siemens and OSRAM Licht AG shareholders, including the spin-off and transfer agreement between Siemens and OSRAM Licht AG, please refer to the report on Form 6-K furnished to the SEC on December 7, 2012, which is available on the SEC’s website at http://www.sec.gov.

An English-language version of the listing prospectus prepared in connection with the listing of OSRAM Licht AG shares on the Frankfurt and Munich stock exchanges will be made available on OSRAM website at www.osram.com following the approval of the listing prospectus by the German Federal Financial Supervisory Authority which is expected to occur on June 21, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: June 21, 2013	By:
Name: Mariel von Drathen
Title: Head of Investor Relations

By:
Name: Dr. Andreas C. Hoffmann
Title: General Counsel Corporate & Finance